United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2018

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Shares owned by Board Members, Fiscal Council, Executive Directors on August 31, 2017 (aggregate).

Company: Vale S.A.

Board Members

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	PN	25	—	—
Shares	ON	28,196	—	—
Quotes	Investment Funds	0

Company: Vale S.A.

Executive Directors

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	PN	0	0	0
Shares	ON	726,518	0.02	0.01
Debêntures	8ª emissão (1st, 2nd, 3rd, 4rd series)	0	—	—

Company: Vale S.A.

Audit Committee Members

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	PN	0	—	—
Shares	ON	3,502	—	—

Company: Vale S.A.

Technical Committee Members

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	ON	7,680	—	—
Shares	PN	0	—	—

Company: Vale S.A.

Controlling group

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	PN	0	—	—
Shares	ON	2,176,730,160	43.56	41.03

On August 14th, 2017 a new Vale S.A. Shareholders Agreement was signed, binding 20% of the total outstanding common shares issued by Vale. In the table above, the quantity of shares represents all the shares owned by the parties of the agreement, including the shares not binded to the agreement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: January 11, 2018		Director of Investor Relations